Exhibit 99.1

Commission File Number 001-31914

ANNOUNCEMENT

NOMINATION OF EXECUTIVE DIRECTOR

China Life Insurance Company Limited (the “Company”) announces that on 25 September 2018, the board of directors of the Company (the “Board of Directors”) considered and approved the proposal in relation to the nomination of Mr. Wang Bin as a candidate for the Executive Director of the sixth session of the Board of Directors of the Company by China Life Insurance (Group) Company, the controlling shareholder of the Company. Such proposal shall be submitted to the shareholders’ general meeting of the Company for consideration and approval. The qualification of Mr. Wang Bin as a Director is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of Mr. Wang Bin are set out below:

Mr. Wang Bin, born in November 1958, is the Chairman of the board of directors of China Life Insurance (Group) Company (whose qualification is pending approval by the CBIRC). From March 2012 to September 2018, Mr. Wang Bin served as an Executive Director and the Chairman of the board of directors of China Taiping Insurance Holdings Company Limited. From March 2012 to August 2018, he served as the Chairman of the board of directors of each of China Taiping Insurance Group Ltd. (formerly known as China Taiping Insurance Group Company) and China Taiping Insurance Group (HK) Company Limited. From 2005 to 2012, he served as the Vice President, as well as an Executive Director and the Vice President of Bank of Communications Co., Ltd. (“Bank of Communications”). From 1998 to 2005, he served as the General Manager of Jiangxi Branch of Agricultural Development Bank of China, the Deputy General Manager of Beijing Branch of the Bank of Communications, the General Manager of Tianjin Branch of the Bank of Communications, and the General Manager of Beijing Branch of the Bank of Communications. Mr. Wang Bin graduated from Heilongjiang Institute of Commerce majoring in business economics with a bachelor’s degree in 1983, from Southwestern University of Finance and Economics majoring in monetary banking with a master’s degree in 1996 and from Nankai University majoring in finance with a doctoral degree in 2005.

Mr. Wang Bin will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board of Directors. He is eligible for re-election upon expiry of his term. Mr. Wang Bin will not receive any director’s fee or remuneration from the Company.

Commission File Number 001-31914

Save as disclosed above, Mr. Wang Bin has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Wang Bin does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the nomination of Mr. Wang Bin that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 25 September 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie